			Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

($ in thousands)	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pre-tax (loss) income from continuing operations before
adjustment for noncontrolling interest in consolidated
subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(55,532)	$(47,061)	$(47,286)	$(8,659)	$(105,648)
Amortization of interest capitalized	1,971	1,986	1,988	2,008	3,100
Interest capitalized	(1,210)	(438)	(1,153)	(3,870)	(25,032)
Distributed income of equity investees	925	3,737	5,566	11,601	13,344
Distributions to Series B preferred unitholders	—	(3,586)	(7,161)	(7,250)	(7,251)
Fixed Charges	98,992	96,478	97,512	103,106	107,253
Total Earnings	$45,146	$51,116	$49,466	$96,936	$(14,234)

Fixed Charges:
Interest expense	92,085	87,667	84,553	87,023	69,951
Interest capitalized	1,210	438	1,153	3,870	25,032
Debt costs amortization	5,697	4,787	4,645	4,963	5,019
Distributions to Series B preferred unitholders	—	3,586	7,161	7,250	7,251
Total Fixed Charges	$98,992	$96,478	$97,512	$103,106	$107,253

Distributions to Series D and Series E preferred shareholders	—	—	5,649	8,142	8,773

Combined Fixed Charges and Preferred Share Distributions	$98,992	$96,478	$103,161	$111,248	$116,026

Ratio of Earning to Fixed Charges	(a)	(a)	(a)	(a)	(a)

Ratio of Earnings to Combined Fixed Charges and Preferred
Share Distributions	(b)	(b)	(b)	(b)	(b)

a) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $53.8 million, $45.4 million, $48.0 million, $6.2 million and $121.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by non-cash depreciation and amortization expense and the classification of operations for assets held for sale and sold as discontinued operations. In addition, for the year ended
December 31, 2010, the deficiency of the ratio of earnings to fixed charges is also the result of a decline in revenue as the result of pressure on net effective rents. For the year ended December 31, 2008, the deficiency of the ratio of earnings to fixed charges is also due to the $116.9 million of non-cash impairment charges, respectively, related to the Company's for-sale residential business and certain development projects.

b) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $53.8 million, $45.4 million, $53.7 million, $14.3 million and $130.3 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by non-cash depreciation and amortization expense and the classification of operations for assets held for sale and sold as discontinued operations. In addition, for the years ended December 31, 2010 and 2009, the deficiency of the ratio of earnings to fixed charges is also the result of a decline in revenue as the result of pressure on net effective rents. For the year ended December 31, 2008, the deficiency of the ratio of earnings to fixed charges is also due to the $116.9 million of noncash impairment charges, respectively, related to the Company's for-sale residential business and certain development projects.